Exhibit 99.(a)(1)(i)
Offer to Purchase
for Cash Up To 4,286,126 Shares of its Common Stock (including the associated Preferred Share Purchase Rights)
At a Purchase Price of $19.00 Per Share
by
Matrix Bancorp, Inc.
The tender offer, proration period and withdrawal rights will expire at 5:00 p.m.,
Eastern Time, on January 20, 2006,
unless the tender offer is extended.
      Matrix Bancorp, Inc., a Colorado corporation, is offering to purchase up to 4,286,126 shares of its common stock, par value $0.0001 per share (the “Shares”), including the associated Preferred Share Purchase Rights (the “Rights”) at a price of $19.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. Unless the Rights are redeemed by us, a tender of Shares will also constitute a tender of the associated Rights. Unless the context requires otherwise, all references herein to Shares shall include the associated Rights.
      All Shares properly tendered and not properly withdrawn will be purchased at the $19.00 per share purchase price, upon the terms of the tender offer. Shares not properly tendered in the tender offer will be returned to the tendering stockholders at our expense promptly after the Expiration Date of the tender offer. See Section 1.
      The tender offer is not conditioned on any minimum number of Shares being tendered, but is subject to certain other conditions. See Section 6.

      Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your Shares. You must make your own decision as to whether to tender your Shares and, if so, how many shares to tender. You may want to discuss whether to tender all or any portion of your Shares with your broker or other financial and tax advisors. We have received commitments from members of our former senior management (as defined in Section 2), who as of December 19, 2005 collectively owned approximately 2.46 million Shares, or 21.0% of the total number of outstanding Shares, to tender 2.41 million Shares, or 20.5% of the total number of outstanding Shares, in the tender offer. Additionally, we have received commitments from certain institutional investors, who as of December 19, 2005 collectively had investment discretion over 693,588 Shares, or 5.9% of the total number of outstanding Shares, to tender 593,588 Shares, or 5.1% of the total number of outstanding Shares in the tender offer.

      Our Shares are listed and traded on The Nasdaq National Market under the trading symbol “MTXC.” On December 19, 2005, the last full trading day before the public announcement of the tender offer, the last reported sale price of our Shares on Nasdaq was $18.87 per share. You should obtain current market quotations for our Shares before deciding whether to tender your Shares. See Section 7.

      If you have any questions, need assistance or require additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery, you should contact Georgeson Shareholder, the information agent for the tender offer, at its address and telephone number set forth on the back cover page of this Offer to Purchase.
The Date of this Offer to Purchase is December 20, 2005

      We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Shares in the tender offer. You should rely only on the information contained in this Offer to Purchase and the related Letter of Transmittal and any document to which we have referred you. We have not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely on that recommendation, representation or information as having been authorized by us.

      We are not making this tender offer to, and will not accept any tendered Shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this offer to stockholders in any such jurisdiction.

SUMMARY TERM SHEET
      We are providing this summary term sheet for your convenience. It highlights material information in this document, but you should realize that it does not describe all of the details of the tender offer to the same extent described elsewhere in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the tender offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.
Who is offering to purchase my Shares?
      Matrix Bancorp, Inc. is offering to purchase your Shares.
What will the purchase price for the Shares be?
      We are offering to purchase your Shares of Matrix common stock at a price of $19.00 per Share. We will pay this purchase price in cash, without interest, for all the Shares we purchase under the tender offer. See Section 1.
How many Shares will Matrix purchase?
      We are offering to purchase 4,286,126 Shares (or such lesser number of Shares as are validly tendered). The tender offer is not conditioned on any minimum number of Shares being tendered but is subject to certain other conditions. See Section 6.
What will happen if more than 4,286,126 Shares are tendered?
      In the event more than 4,286,126 Shares are tendered, we will, upon the terms and subject to the conditions of the tender offer, accept Shares for purchase on pro rata basis from all stockholders whose Shares are validly tendered and not withdrawn.
How will Matrix pay for the Shares?
      We intend to utilize the net proceeds from the recent private placement of 5,120,000 Shares to pay for the Shares purchased in the tender offer. The tender offer is not subject to the receipt of financing by us. See Section 6 and Section 8.
When does the tender offer expire?
      You may tender your Shares until the tender offer expires. The tender offer will expire on January 20, 2006 at 5:00 p.m., Eastern Time, unless we extend it. See Section 1.
Can the tender offer be extended, amended or terminated and under what circumstances?
      We can extend or amend the tender offer in our sole discretion, subject to applicable law. If we extend the tender offer, we will delay the acceptance of any Shares that have been tendered. See Section 13 for a more detailed discussion of our ability to extend, amend or terminate the tender offer.
How will I be notified if Matrix extends the tender offer?
      We will issue a press release by 9:00 a.m., Eastern Time, on the first business day after the previously scheduled Expiration Date of the tender offer period if we decide to extend the tender offer. See Section 13. We cannot assure you that the tender offer will be extended or, if extended, for how long.
When will Matrix announce the results of the tender offer?
      We will issue a press release by 9:00 a.m., Eastern Time, on the first business day after the Expiration Date announcing the expiration of the tender offer and the preliminary results of the tender offer, including the approximate number of Shares tendered. We anticipate issuing a press release announcing the final results of the tender offer, including the number of Shares tendered, within five to seven business days after the Expiration Date.
What is the purpose of the tender offer?
      The purpose of the tender offer is to reduce the ownership of our former senior management and ultimately increase the market float of our common stock. In addition, we believe that the tender offer is consistent with our goals of maximizing stockholder value. We further believe that the tender offer allows us to return cash to stockholders who elect to tender their shares and provide stockholders with an opportunity to obtain liquidity with respect to their shares, while at the same time increasing non-tendering stockholders’ proportionate interest in Matrix and thus in Matrix’s future earnings and assets at no additional cost. See Section 2.
Are there any conditions to the tender offer?
      Yes. The tender offer is conditioned on the purchase of Shares pursuant to the tender offer not resulting in the Shares being delisted from the Nasdaq National Market. See Section 6.
How do I tender my Shares?
      Unless the tender offer is extended, Shares must be tendered prior to 5:00 p.m., Eastern Time, on January 20, 2006. Depending on whose name the Shares are registered in and who holds the certificates, you must either:

•	deliver your Share certificate(s) and a properly completed and duly executed Letter of Transmittal to the depositary at the address appearing on the back cover page of this Offer to Purchase;

•	request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you; or

•	assure that the depositary receives a confirmation of receipt of your Shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal or an “agents’ message” (as defined in Section 3), in the case of a book-entry transfer.
      In certain circumstances, you must comply with the guaranteed delivery procedure. Contact the information agent for assistance. See Section 3 and the instructions to the Letter of Transmittal.
Once I have tendered Shares in the tender offer, can I withdraw my tender?
      Yes. You may withdraw any Shares you have tendered at any time before 5:00 p.m., Eastern Time, on January 20, 2006, unless we extend the tender offer, in which case you can withdraw your Shares until the expiration of the tender offer as extended. If we have not accepted for payment the Shares you have tendered to us, you may also withdraw your Shares at any time after 12:00 midnight, Eastern Time, on February 16, 2006. See Section 4.
How do I withdraw Shares I previously tendered?
      You must deliver on a timely basis a written or facsimile notice of your withdrawal to the depositary at the address appearing on the back cover page of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of the Shares. Some additional requirements apply if the certificates for Shares to be withdrawn have been delivered to the depositary or if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.
Has Matrix or its Board of Directors adopted a position on the tender offer?
      Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your Shares. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender. You may want to discuss whether to tender all or any portion of your Shares with your broker or other financial and tax advisors. See Section 12.
Will any directors or executive officers of Matrix tender Shares in the tender offer?
      We have received commitments from members of our former senior management, who as of December 19, 2005 collectively owned approximately 2.46 million Shares, or 21.0% of the total number of outstanding Shares, to tender 2.41 million Shares, or 20.5% of the total number of outstanding Shares, in the tender offer. Additionally, we have received commitments from certain institutional investors, who as of December 19, 2005 collectively had investment discretion over 693,588 Shares, or 5.9% of the total number of outstanding Shares, to tender 593,588 Shares, or 5.1% of the total number of outstanding Shares, in the tender offer. Our new senior management and current members of our board of directors have indicated that they will not tender any Shares into the tender offer. See Section 2 and Section 10. In addition, we recently completed the private placement of 5,120,000 Shares. The investors in our private placement have agreed to not tender the Shares they purchased into the tender offer. See Section 2.
When and how will Matrix pay me for the Shares I tender?
      We will pay the purchase price, net in cash, without interest, for the Shares we purchase promptly after the expiration of the tender offer and the acceptance of the Shares for payment. We will pay for the Shares accepted for purchase by depositing the aggregate purchase price with the depositary promptly after the Expiration Date of the tender offer. The depositary will transmit to you the payment for all your Shares accepted for payment. See Section 5.
Will I have to pay brokerage commissions if I tender my Shares?
      If you are a registered stockholder and you tender your Shares directly to the depositary, you will not incur any brokerage commissions. If you hold Shares through a broker or bank, you should consult your broker or bank to determine whether transaction costs are applicable. See Section 3.
What are the United States federal income tax consequences if I tender my Shares?
      Generally, you will be subject to United States federal income taxation when you receive cash from us in exchange for the Shares you tender. The receipt of cash for your tendered Shares will generally be treated for United States federal income tax purposes either as: (1) a sale or exchange eligible for capital gains treatment; or (2) a dividend subject to ordinary income tax rates. See Section 12.
Will I have to pay stock transfer tax if I tender my Shares?
      If you instruct the depositary in the Letter of Transmittal to make the payment for the Shares to the registered holder, you will not incur any stock transfer tax. See Section 5.
Whom do I contact if I have questions about the tender offer?
      The information agent can help answer your questions. The information agent is Georgeson Shareholder and its contact information is set forth below:

Georgeson Shareholder
17th State Street
10th Floor
New York, New York 10004
Banks and Brokerage Firms Call: (212) 440-9800
All Others Call Toll Free: (888) 666-2565

IMPORTANT
      If you wish to tender all or any part of your Shares, you must do one of the following before our tender offer expires:

•	if you hold certificates in your own name, complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your Shares and any other documents required by the Letter of Transmittal, to Computershare Trust Company, Inc., the depositary for our tender offer;

•	if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and have the nominee tender your Shares for you; or

•	if you are an institution participating in The Depository Trust Company, which we refer to as the “book-entry transfer facility” in this Offer to Purchase, tender your Shares according to the procedure for book-entry transfer described in Section 3.
      If you want to tender your Shares but:

•	your certificates for the Shares are not immediately available or cannot be delivered to the depositary by the Expiration Date of our tender offer;

•	you cannot comply with the procedure for book-entry transfer by the Expiration Date of our tender offer; or

•	your other required documents cannot be delivered to the depositary by the Expiration Date of our tender offer;
you can still tender your Shares if you comply with the guaranteed delivery procedure described in Section 3.
INTRODUCTION
To the Holders of our Common Stock:
      We invite our stockholders to tender shares of our common stock, par value $0.0001 per share (the “Shares”), for purchase by Matrix Bancorp, Inc. We are offering to purchase up to 4,286,126 Shares, including the associated Preferred Share Purchase Rights (the “Rights”), at a price of $19.00 per Share, net to the seller in cash, without interest. Unless the Rights are redeemed by us, a tender of Shares will also constitute a tender of the associated Rights. Unless the context requires otherwise, all references herein to Shares shall include the associated Rights.
      Our offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to this Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented from time to time, as the “tender offer.”
      Only Shares properly tendered and not properly withdrawn will be purchased. We will return Shares tendered and that we do not purchase because of proration promptly following the Expiration Date of the tender offer. See Section 3.
      We reserve the right, in our sole discretion, to purchase more than 4,286,126 Shares in the tender offer, subject to certain limitations and legal requirements. See Sections 1 and 13.
      The tender offer is not conditioned on any minimum number of Shares being tendered. The tender offer is, however, subject to other conditions. See Section 6.
      Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your Shares. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender.

      If at the expiration of the tender offer more than 4,286,126 Shares are properly tendered and not properly withdrawn, we will buy Shares on a pro rata basis from all stockholders who properly tendered their Shares. See Section 1 for additional information concerning proration procedures.
      The $19.00 per share purchase price will be paid net to the tendering stockholders in cash, without interest, for all the Shares we purchase. Tendering stockholders who hold Shares registered in their own name and who tender their Shares directly to the depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on our purchase of Shares in the tender offer. Stockholders holding Shares through brokers or banks should consult the brokers or banks to determine whether transaction costs may apply if stockholders tender Shares through the brokers or banks and not directly to the depositary. Also, any tendering stockholder or other payee who fails to complete, sign and return to the depositary the Substitute Form W-9 that is included as part of the Letter of Transmittal or Form W-8BEN obtained from the depositary may be subject to required United States federal income tax backup withholding equal to 28% of the gross proceeds payable to the tendering stockholder or other payee pursuant to the tender offer. See Section 3.
      Our Shares are listed and traded on The Nasdaq National Market under the symbol “MTXC.” On December 19, 2005, the last full trading day before the announcement of the tender offer, the last reported sale price of our Shares on Nasdaq was $18.87 per share. Stockholders should obtain current market quotations for our Shares before deciding whether to tender Shares. See Section 7.
THE TENDER OFFER

1.	Number of Shares; Proration.
      General. Upon the terms and subject to the conditions of the tender offer, we will purchase 4,286,126 Shares, or such lesser number of Shares, as are properly tendered and not properly withdrawn in accordance with Section 4 before the scheduled Expiration Date of the tender offer, at a price of $19.00 per Share, net to the seller in cash, without interest.
      The term “Expiration Date” means 5:00 p.m., Eastern Time, on January 20, 2006. We may, in our sole discretion, extend the period of time during which the tender offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the tender offer, as so extended by us, shall expire. See Section 13 for a description of our right to extend, delay, terminate or amend the tender offer.
      Promptly following the Expiration Date, we will purchase, at the purchase price of $19.00 per Share, Shares properly tendered and not properly withdrawn, upon the terms and subject to the conditions of the tender offer, including the proration provisions. All Shares not properly tendered and not purchased under the tender offer, including Shares not purchased because of proration, will be returned to the tendering stockholders at our expense promptly following the Expiration Date.
      If the number of Shares properly tendered and not properly withdrawn prior to the Expiration Date is less than or equal to 4,286,126 Shares, or such greater number of Shares as we may elect to purchase, subject to applicable legal requirements, we will, upon the terms and subject to the conditions of the tender offer, purchase all Shares so tendered.
      We reserve the right, in our sole discretion, to purchase more than 4,286,126 Shares in the tender offer. In accordance with applicable regulations of the Securities and Exchange Commission (“SEC”), we may purchase in the tender offer an additional number of Shares not to exceed 2% of our currently outstanding Shares (approximately 234,800 Shares) without extending the period of time during which the tender offer is open. See Section 13.
      In the event of an oversubscription of the tender offer, Shares will be subject to proration as described below under “— Proration.” The proration period also expires on the Expiration Date.

      Although we do not currently intend to do so, if we:

•	increase or decrease the price that may be paid for Shares;

•	increase the number of Shares that we may purchase in the tender offer by more than 2% of our currently outstanding Shares; or

•	decrease the number of Shares that we may purchase in the tender offer, then the tender offer must remain open for at least ten business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 13. If we make any other changes that require such an extension to the offer period, we will comply with the requirements of applicable law. For purposes of the tender offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.
      The tender offer is not conditioned on any minimum number of Shares being tendered. The tender offer is, however, subject to other considerations. See Section 6.
      Proration. Upon the terms and subject to the conditions of the tender offer, if more than 4,286,126 Shares, or such greater number of Shares as we may elect to purchase, subject to applicable law, have been properly tendered and not properly withdrawn before the Expiration Date, we will purchase such properly tendered and not properly withdrawn Shares on a pro rata basis. If proration of tendered Shares is required, we will determine the proration factor promptly following the Expiration Date. Proration for each stockholder tendering Shares shall be based on the ratio of the number of Shares properly tendered and not properly withdrawn by such stockholder to the total number of Shares properly tendered and not properly withdrawn by all stockholders. Because of the difficulty in determining the number of Shares properly tendered, including Shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn, we do not expect that we will be able to announce the final proration factor or commence payment for any Shares purchased under the tender offer until five to seven business days after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date. Stockholders may obtain preliminary proration information from the information agent and may be able to obtain such information from their brokers.
      As described in Section 12, the number of Shares that we will purchase from a stockholder under the tender offer may affect the United States federal income tax consequences to that stockholder and, therefore, may be relevant to a stockholder’s decision whether or not to tender all or any portion of its Shares.
      This Offer to Purchase and the related Letter of Transmittal will be mailed to holders of our common stock and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Purpose of the Tender Offer; Certain Effects of the Tender Offer.
      Purpose of the Tender Offer. On December 9, 2005, we completed the private offering of 5,120,000 Shares (the “private placement”). Upon completion of the private placement, the composition of our board of directors and of our senior management changed. The board of directors was reduced, in accordance with our bylaws, from six directors to five directors. Messrs. David A. Frank, Richard V. Schmitz and D. Mark Spencer each resigned from our board of directors. Also, Mr. Schmitz resigned from his position as our co-chief executive officer and Mr. Spencer resigned from his positions as our president and co-chief executive officer. Effective June 30, 2006, Mr. David Kloos will resign from his position as our chief financial officer and Mr. T. Allen McConnell will resign from his position as our senior vice president, secretary and general counsel. Messrs. Schmitz, Spencer, Kloos and McConnell are collectively referred to as our “former senior management.”

      Guy A. Gibson and Scot T. Wetzel were appointed to fill the vacancies created by the expansion of the size of our board of directors and the director resignations. Our board of directors appointed Scot T. Wetzel to serve as our president and chief executive officer, Michael J. McCloskey to serve as our chief operating officer and, commencing in January 2006, William D. Snider to serve as our head of finance and risk management. In addition, upon the election of one additional independent director to our board of directors, Mr. Snider will be elected as a director and vice-chairman of our board of directors.
      The purpose of the tender offer is to reduce the ownership of our former senior management and ultimately increase the market float of our common stock. We believe that the tender offer represents an efficient means of achieving our goals and may provide several benefits to us and our stockholders, including:

•	The tender offer provides stockholders an opportunity to sell all or a portion of their Shares on the same terms as our former senior management.

•	The tender offer provides an opportunity to return a portion of our cash to stockholders who elect to tender their Shares. In addition, where Shares are tendered by the registered owner of the stock directly to the depositary, the sale of these Shares in the tender offer will permit the stockholders to avoid the usual costs associated with open market sales.

•	The tender offer provides stockholders (particularly those with large stockholdings) with an opportunity to obtain liquidity with respect to their Shares, pursuant to the tender offer for cash, without potential disruption to the Share price and the usual transaction costs associated with open market sales.
      Potential Risks and Disadvantages of the Tender Offer. The tender offer also presents some potential risks and disadvantages to Matrix and our continuing stockholders, including:

•	Our continuing stockholders will bear a higher proportionate share of risk.

•	Although the purpose of the tender offer is to ultimately increase the market float of our Shares, because the tender offer is for all of our outstanding Shares, subject to certain persons who have indicated or agreed that that will not tender their Shares in the tender offer, the tender offer could potentially reduce our “public float” (the number of Shares owned by non-affiliate stockholders and available for trading in the securities markets). This reduction in our public float could result in lower stock prices and/or reduced liquidity in the trading market for our Shares following completion of the tender offer.
      Agreements with Stockholders. We have entered into separate Tendering Stockholders Agreements with Messrs. Schmitz, Spencer, Kloos and McConnell, who as of December 19, 2005 collectively owned approximately 2.46 million Shares, or 21.0% of the total number of outstanding Shares, pursuant to which, among other things, such individuals agreed to tender an aggregate of 2.41 million Shares, or 20.5% of the total number of outstanding Shares, in the tender offer. Additionally, we have entered into Tendering Stockholders Agreements with certain institutional investors, who as of December 19, 2005 collectively had investment discretion over 693,588 Shares, or 5.9% of the total number of outstanding Shares, to tender 593,588 Shares, or 5.1% of the total number of outstanding Shares, in the tender offer.
      All of our current stockholders will be able to participate in the tender offer and sell their Shares at the same price and terms; however, purchasers of common stock in the private placement, as a condition of their purchase, agreed not to tender such purchased Shares in the tender offer. Except as otherwise disclosed in this Offer to Purchase, we have not been informed by any other stockholders of their intent with respect to tendering the Shares held by them in the tender offer. See Section 10 for a more detailed discussion of beneficial ownership of our common stock by our major stockholders, directors and executive officers.
      Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors makes any recommendation to stockholders as to whether they should tender or refrain from tendering their Shares. We have not authorized any person to make any such recommendation.

Stockholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender. Stockholders should carefully evaluate all information in this Offer to Purchase and the related Letter of Transmittal and any document to which we have referred them. Stockholders may want to consult their broker or other financial and tax advisors before making a decision as to whether they should tender or refrain from tendering all or any portion of their Shares.
      Certain Effects of the Tender Offer. After completion of the tender offer, stockholders may be able to sell non-tendered Shares on Nasdaq or otherwise at a net price higher or lower than the purchase price in the tender offer. We can give you no assurance, however, as to the price at which a stockholder may be able to sell his or her Shares in the future.
      Shares that we acquire pursuant to the tender offer will return to the status of authorized but un-issued stock (denoted as treasury stock in our financial statements), and will be available for us to issue in the future without further stockholder action (except as required by applicable law or the rules of Nasdaq or any other securities exchange on which the Shares are listed) for all purposes, including, without limitation, the acquisition of other businesses, the raising of additional capital and the satisfaction of obligations under existing or future employee benefit compensation programs or stock plans.
      Our Shares are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires, among other things, that we furnish information to our stockholders and to the SEC and comply with the SEC’s proxy rules in connection with meetings of our stockholders. It is our intention that completion of the tender offer will not result in our Shares ceasing to be registered under the Exchange Act.
      Our purchase of Shares in the tender offer will reduce the number of Shares that might otherwise trade publicly. This may reduce the volume of trading in our Shares and make it more difficult to buy or sell significant amounts of our Shares without materially affecting the market price. Nonetheless, we anticipate that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the tender offer to ensure a continued trading market for the Shares. We have also agreed to register for resale the 5,120,000 Shares sold by us in the private placement, which will result in increased liquidity of our Shares. Consequently, based upon published guidelines of Nasdaq, we do not believe that our completion of the tender offer will cause our remaining Shares to be de-listed from Nasdaq.
      Our Shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the Shares as collateral. We believe that, following the purchase of Shares pursuant to the tender offer, the Shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.
      Except as disclosed in this Offer to Purchase and reports we have filed with the SEC pursuant to the Exchange Act, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Matrix or any of its subsidiaries;

•	any material change in our present dividend rate or policy;

•	any material change in our indebtedness or capitalization;

•	any material change in our present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors (although we may fill vacancies arising on the Board of Directors) or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•	any class of our equity securities ceasing to be authorized to be quoted on Nasdaq;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition or disposition by any person of a material amount of our securities; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.
      Notwithstanding the foregoing, we consider from time to time and may in the future evaluate opportunities for increasing stockholder value, and we may undertake or plan actions that relate to or could result in one or more of these events.
      Additional Purchases of our Common Stock. Although we have no current plans to do so, in the future, we may purchase additional Shares in the open market, in private transactions, through tender offers or otherwise, subject to the approval of our board of directors and the applicable regulatory authorities. Future purchases may be on the same terms as this tender offer or on terms that are more or less favorable to stockholders than the terms of this tender offer. We currently intend to continue as a publicly traded company, and, therefore, we do not plan to effect any stock repurchases that would cause our common stock to be ineligible to be listed on Nasdaq.
      Rule 13e-4 under the Exchange Act prohibits us and our affiliates from purchasing any Shares, other than pursuant to the tender offer, until at least ten business days after the Expiration Date, except pursuant to certain limited exceptions provided in Rule 14e-5 under the Exchange Act.

3.	Procedures for Tendering Shares.
      Proper Tender of Shares. For Shares to be tendered properly pursuant to the tender offer:

(1) the certificates for the Shares (or confirmation of receipt of the Shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), including any required signature guarantees, or an “agent’s message” (as defined below), and any other documents required by the Letter of Transmittal, must be received before 5:00 p.m., Eastern Time, on the Expiration Date by the depositary at its address set forth on the back cover page of this Offer to Purchase; or

(2) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.
      Stockholders who hold Shares through brokers or banks should consult with their brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through the brokers or banks and not directly to the depositary.
      Signature Guarantees and Method of Delivery. No signature guarantee is required if:

(1) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section 3, includes any participant in The Depository Trust Company, referred to as the “book-entry transfer facility,” whose name appears on a security position listing as the owner of the Shares) tendered and the holder has not completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” on the Letter of Transmittal; or

(2) Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act. See Instruction 1 of the Letter of Transmittal.

      If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.
      In all cases, payment for Shares tendered and accepted for payment pursuant to the tender offer will be made only after timely receipt by the depositary of certificates for the Shares or a timely confirmation of the book-entry transfer of such Shares into the depositary’s account at the book-entry transfer facility as described above, a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, or an “agent’s message” in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal. The method of delivery of all documents, including certificates for Shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, we recommend that stockholders use registered mail with return receipt requested properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.
      All deliveries made in connection with the tender offer, including a Letter of Transmittal and certificates for Shares, must be made to the depositary and not to us, the information agent or the book-entry transfer facility. Any documents delivered to us, the information agent or the book-entry transfer facility will not be forwarded to the depositary and, therefore, will not be deemed to be properly tendered.
      Book-Entry Delivery. The depositary will establish an account with respect to the Shares for purposes of the tender offer at the book-entry transfer facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the Shares by causing the book-entry transfer facility to transfer Shares into the depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the depositary’s account at the book-entry transfer facility, either (1) a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, with any required signature guarantees, or an “agent’s message” in the case of a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by the depositary at its address set forth on the back cover page of this Offer to Purchase before the Expiration Date or (2) the guaranteed delivery procedure described below must be followed. Delivery of the Letter of Transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.
      The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.
      Federal Backup Withholding Tax. Under the United States federal backup withholding tax rules, a portion of the gross proceeds (currently 28%) payable to a stockholder or other payee under the tender offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person’s taxpayer identification number (employer identification number or social security number) to the depositary and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption. In addition, if the depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the depositary that the stockholder is not subject to backup withholding. Specified stockholders (including, among others, all corporations and certain foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements rules. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must generally submit an IRS Form W-8BEN or other applicable form, signed under penalties of perjury, attesting to that stockholder’s exempt status. The applicable form can be obtained from the information agent. See Instructions 11 and 12 of the related Letter of Transmittal.
      To prevent federal backup withholding tax on the gross payments made to stockholders for Shares purchased under the tender offer, each stockholder who does not otherwise establish an exemption from such withholding must provide the depositary with the stockholder’s correct taxpayer identification number and provide other information by completing the Substitute Form W-9 included with the Letter of Transmittal.
      For a discussion of United States federal income tax consequences to tendering stockholders that are U.S. holders (as defined in Section 12), see Section 12.
      Federal Income Tax Withholding on Payments to Foreign Stockholders. Even if a foreign stockholder has provided the required certification as described above to avoid backup withholding, the depositary will withhold United States federal income taxes at a rate of 30% of the gross payment payable to a foreign stockholder or his, her or its agent unless the depositary determines that an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business of the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not a U.S. holder (as defined in Section 12). In order to obtain a reduced rate of withholding under a tax treaty, a foreign stockholder must deliver to the depositary before the payment a properly completed and executed IRS Form W-8BEN. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid under the tender offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the depositary a properly completed and executed IRS Form W-8ECI. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if they or it satisfies one of the “Section 302 tests” for capital gain treatment described in Section 12 or is otherwise able to establish that no withholding or a reduced amount of withholding is due. Federal backup withholding tax generally will not apply to amounts subject to the 30% or a treaty-reduced rate of federal income tax withholding.
      Foreign stockholders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a reduction of, or an exemption from, withholding tax, and the refund procedure. See Instruction 12 of the related Letter of Transmittal.
      Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the tender offer and the stockholder’s Share certificates are not immediately available or cannot be delivered to the depositary before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary before the Expiration Date, the Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

(1) the tender is made by or through an eligible guarantor institution;

(2) the depositary receives by hand, mail, overnight courier or facsimile transmission, before the Expiration Date, a properly completed and duly executed notice of guaranteed delivery in the form we have provided with this Offer to Purchase, including (where required) a guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

(3) the certificates for all tendered Shares, in proper form for transfer, or confirmation of book-entry transfer of such Shares into the depositary’s account at the book-entry transfer facility, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, including any required signature guarantees, or an agent’s message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, are received by the depositary within three Nasdaq trading days after the date of receipt by the depositary of the notice of guaranteed delivery.

      Return of Unpurchased Shares. If any tendered Shares are not purchased in the tender offer or are properly withdrawn before the Expiration Date, or if less than all Shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased Shares will be returned promptly after the expiration or termination of the tender offer or the proper withdrawal of the Shares, as applicable, or, in the case of Shares tendered by book-entry transfer at the book-entry transfer facility, the Shares will be credited to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.
      Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any Shares that we determine are not in proper form or the acceptance for payment of, or payment for which, Matrix determines may be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender, and our interpretation of the terms of the tender offer will be final and binding on all parties. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by us. We will not, and none of the depositary, the information agent, or any other person will be under any duty to give notice of any defects or irregularities in any tender or incur any liability for failure to give any such notice.
      Tendering Stockholder’s Representation and Warranty; Acceptance by Us Constitutes an Agreement. A tender of Shares under any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the tender offer, as well as the tendering stockholder’s representation and warranty to us that:

•	the stockholder has a “net long position,” within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act, in the Shares or equivalent securities at least equal to the shares being tendered; and

•	the tender of Shares complies with Rule 14e-4.
      It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for that person’s own account unless, at the time of tender and at the end of the proration period the person so tendering (1) has a net long position equal to or greater than the amount of (a) Shares tendered or (b) other securities convertible into, or exchangeable or exercisable for, the Shares tendered and will acquire such Shares for tender by conversion, exchange or exercise and (2) will deliver or cause to be delivered the Shares in accordance with the terms of the tender offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of Shares tendered pursuant to the tender offer will constitute a binding agreement between the tendering stockholder and us upon the terms and conditions of the tender offer.
      Lost or Destroyed Certificates. Stockholders whose certificates for part or all of their Shares have been lost, stolen, misplaced or destroyed may contact Computershare Trust Company, Inc., the transfer agent for our common stock, at 1-800-962-4284, for instructions as to obtaining a replacement certificate. That replacement certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for Shares that are tendered and accepted for payment. A bond may be required to be posted by the stockholder to secure against the risk that the lost, stolen, misplaced or destroyed certificates may be subsequently recirculated. Stockholders are urged to contact the transfer agent immediately in order to permit timely processing of this documentation and to determine if the posting of a bond is required.
      Certificates for Shares, together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, or an agent’s message in the case of Shares tendered by book-entry transfer, and any other documents required by the Letter of Transmittal, must be delivered to the depositary and not to us or the information agent. Any documents delivered to us or the information agent will not be forwarded to the depositary and therefore will not be deemed to be properly tendered.

4.	Withdrawal Rights.
      Except as otherwise provided in this Section 4, tenders of Shares pursuant to the tender offer are irrevocable. Shares tendered pursuant to the tender offer may be withdrawn at any time before the Expiration Date and, unless already accepted for payment by us pursuant to the tender offer, may also be withdrawn at any time after 12:00 midnight, Eastern Time, on Friday, February 16, 2006.
      For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the depositary at its address set forth on the back cover page of this Offer to Purchase. Any notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of the Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of the certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless such Shares have been tendered for the account of an eligible guarantor institution.
      If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with such book-entry transfer facility’s procedures. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding on all parties. Neither we nor any of the depositary, the information agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notice.
      Withdrawals may not be rescinded and any Shares properly withdrawn will be deemed not properly tendered for purposes of the tender offer unless the withdrawn Shares are properly re-tendered before the Expiration Date by again following one of the procedures described in Section 3.
      If we extend the tender offer, are delayed in our purchase of Shares, or are unable to purchase Shares in the tender offer for any reason, then, without prejudice to our rights under the tender offer, the depositary may, subject to applicable law, retain tendered Shares on our behalf, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4. Our reservation of the right to delay payment for Shares that we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer.

5.	Purchase of Shares and Payment of Purchase Price.
      Upon the terms and subject to the conditions of the tender offer, promptly following the Expiration Date, we will accept for payment and pay for, and thereby purchase, Shares properly tendered and not properly withdrawn before the Expiration Date. For purposes of the tender offer, we will be deemed to have accepted for payment, and therefore purchased, Shares that are properly tendered and not properly withdrawn, subject to the proration provisions of the tender offer, only when, and if we give oral or written notice to the depositary of our acceptance of the Shares for payment pursuant to the tender offer.
      Upon the terms and subject to the conditions of the tender offer, promptly after the Expiration Date, we will accept for payment and pay the per Share purchase price of $19.00 for up to 4,286,126 Shares, if properly tendered and not properly withdrawn. In all cases, payment for Shares tendered and accepted for payment in the tender offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the depositary of certificates for Shares, or of a timely book-entry confirmation of Shares into the depositary’s account at the book-entry transfer facility, and a properly completed and duly executed Letter of Transmittal, or manually signed facsimile of the Letter of Transmittal, or an agent’s message in the case of a book-entry transfer, and any other required documents.

      We will pay for Shares purchased in the tender offer by depositing the aggregate purchase price for the Shares with the depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.
      In the event of proration, we will determine the proration factor and pay for those tendered Shares accepted for payment promptly after the Expiration Date. However, we do not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately five to seven business days after the Expiration Date. Certificates for all Shares tendered and not purchased, including Shares not purchased due to proration, will be returned to the tendering stockholder, or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the Shares, at our expense promptly after the Expiration Date or termination of the tender offer without expense to the tendering stockholders. Under no circumstances will we pay interest on the purchase price, including, but not limited to, by reason of any delay in making payment.
      We will pay all stock transfer taxes, if any, payable on the transfer to us of Shares purchased in the tender offer. If, however, payment of the purchase price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 6 of the Letter of Transmittal.
      Any tendering stockholder or other payee who fails to complete fully, sign and return to the depositary the Substitute Form W-9 included with the Letter of Transmittal may be subject to United States federal backup withholding tax on the gross proceeds paid to the stockholder or other payee in the tender offer. See Section 3. Also see Section 12 regarding United States federal income tax consequences for foreign stockholders.

6.	Conditions of the Tender Offer.
      Notwithstanding any other provision of the tender offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if we determine that there is a reasonable likelihood that the completion of the tender offer and the purchase of the Shares may otherwise cause the Shares to be de-listed from The Nasdaq National Market.
      The condition referred to above is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition, and may be waived by us with respect to all stockholders, in whole or in part, at any time and from time to time in our reasonable discretion prior to the Expiration Date. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the offer. In certain circumstances, if we waive the condition described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties.

7.	Price Range of Shares; Dividends.
      Our common stock is traded on Nasdaq under the trading symbol “MTXC.” The following table sets forth, for the fiscal quarters indicated, the high and low closing sale prices of our common stock on Nasdaq.

	High	Low

Fiscal 2005:
Fourth Quarter (through December 20, 2005)	$19.43	$11.75
Third Quarter	13.79	12.50
Second Quarter	13.59	11.75
First Quarter	12.90	12.00
Fiscal 2004:
Fourth Quarter	13.00	11.52
Third Quarter	13.91	9.95
Second Quarter	12.49	10.75
First Quarter	11.70	8.91
      On December 20, 2005, the last trading day before the date of announcement of the tender offer, the last reported sale price of the Shares on Nasdaq was $           per Share. Stockholders should obtain current market quotations for the Shares.
      We have not paid any dividends on our common stock. However, future determinations as to the payment of dividends will depend upon our capital requirements, limitations imposed by our credit agreements, if any, the availability of funds to make such payments and such other factors as our Board of Directors may consider.

8.	Source and Amount of Funds.
      Assuming we purchase 4,286,126 Shares in the tender offer at $19.00 per Share, the aggregate purchase price will be approximately $81.4 million. We expect that the fees and expenses we incur related to the tender offer will be approximately $300,000. We will fund our purchase of Shares tendered in the tender offer and related fees and expenses with the net proceeds from the private placement.

9.	Certain Information Concerning Matrix.
      General. We are a unitary thrift holding company that, through our subsidiaries, provides diversified financial services focused on wholesale banking, direct lending, trust activities, mortgage servicing and other fee-based services. We are the largest thrift institution headquartered in Colorado, as measured by total assets. At September 30, 2005, we had total consolidated assets of $2.0 billion, total loans of $1.4 billion, total deposits of $1.2 billion and total consolidated shareholders’ equity of $99.8 million.
      Company Information. Matrix Bancorp, Inc.’s executive offices are located at 700 17th Street, Suite 2100, Denver, Colorado 80202, and our main telephone number is (303) 595-9898. Our website is located at www.matrixbancorp.com. Information contained on our website is not a part of this Offer to Purchase.
      Recent Developments. On December 9, 2005, we completed the private placement. Upon completion of the private placement, the composition of our board of directors and of our senior management changed. The board of directors was reduced, in accordance with our bylaws, from six directors to five directors. Messrs. David A. Frank, Richard V. Schmitz and D. Mark Spencer each resigned from our board of directors. Also, Mr. Schmitz resigned from his position as our co-chief executive officer and Mr. Spencer resigned from his positions as our president and co-chief executive officer. Effective June 30, 2006, Mr. David Kloos will resign from his position as our chief financial officer and Mr. T. Allen McConnell will resign from his position as our senior vice president, secretary and general counsel.

      Guy A. Gibson and Scot T. Wetzel were appointed to fill the vacancies created by the expansion of the size of our board of directors and the director resignations. Our board of directors appointed Scot T. Wetzel to serve as our president and chief executive officer, Michael J. McCloskey to serve as our chief operating officer and, commencing January 2006, William D. Snider to serve as our head of finance and risk management. In addition, upon the election of one additional independent director to our board of directors, Mr. Snider will be elected as a director and vice-chairman of our board of directors.
      Under the direction of our new management team, we intend to utilize our existing infrastructure and reporting and accounting systems as well as the income and equity generated from our wholesale banking operations to fund the expansion of our community banking franchise in order to serve the needs of small to medium sized businesses and individuals in the Colorado Front Range market. The objective of our new management team is to recruit experienced community bankers who are knowledgeable and well known in the Colorado Front Range market, develop a branch network within such market, and build a balance sheet of traditional loan and deposit products.
      The forward-looking information included in this Offer to Purchase is not to be regarded as fact and should not be relied upon as an accurate representation of future results. In addition, because the estimates and assumptions underlying the forward-looking information included in this Offer to Purchase are based upon events and circumstances that have not taken place and are inherently subject to significant financial, market, economic and competitive uncertainties and contingencies which are difficult or impossible to predict accurately and are beyond our control, that information is inherently imprecise and there can be no assurance that these expected results can be realized. Therefore, it is expected that there will be differences between the actual and projected results and that the actual results may be materially higher or lower than those now expected. Neither we nor any other party assumes any responsibility for the accuracy of such information. The inclusion of the forward-looking information set forth above should not be regarded as a representation by us or any of our affiliates or representatives that the projected results will be achieved. This forward-looking information was not prepared with a view towards public disclosure or complying with published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants. None of we, our affiliates or representatives nor our financial advisors, our independent auditors or any of our directors or officers assumes any responsibility for the accuracy of this forward-looking information included in this Offer to Purchase. This forward-looking information has not been examined, reviewed or compiled by our independent auditors, and accordingly they have not expressed an opinion or any other assurance on that information. Other than to reflect material changes in information previously disclosed, we disclaim any current intention or obligation to update any forward-looking information.
      Rights Agreement. Our board of directors has adopted a Rights Agreement (the “Rights Agreement”), which became effective in November 2002. Generally, shareholder rights plans, such as the Rights Agreement, are designed to encourage potential acquirers to negotiate directly with our shareholders’ elected board, which is in the best position to negotiate on behalf of all shareholders, evaluate the adequacy of any potential offer and protect shareholders against unfair and abusive takeover tactics. Shareholder rights plans may prevent abusive takeovers that include hostile tender offers made at less than fair price and partial and two-tiered offers that discriminate among our shareholders. Because a shareholder rights plan can be an effective tool in a hostile takeover attempt, our board of directors believes the adoption of such a plan is appropriately within the scope of their responsibilities. The Rights Agreement is designed to prevent any potential acquirer from obtaining control of us without negotiating the terms of the transaction with the board of directors.
      Under the Rights Agreement, among other things, in the event of an acquisition of, or an announced tender offer for, 20% or more of our outstanding common stock, holders of our common stock will have been granted the right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Shares”), of us, at an expected price of $40 per one one-thousandth of a Preferred Share, subject to adjustment. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by a majority of the board of directors. Unless we redeem the Rights, a tender of Shares will also constitute a tender of the associated Rights.

      Accounting Information. Matrix will record the tender offer transaction on its balance sheet as an acquisition of treasury stock.
      Additional Information. We are subject to the informational filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and executive officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the SEC. We have also filed an Issuer Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the tender offer.
      These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The reference to the URL of the SEC’s web site is intended to be an inactive textual reference only. Information about the Public Reference Room may be obtained by calling the SEC for more information at 1-800-SEC-0330.

10.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Matrix.
      Interest of Directors and Executive Officers. As of December 19, 2005, we had 11, 740, 850 issued and outstanding shares of Matrix Bancorp, Inc. common stock, par value $.0001 per share, and 307,143 Shares reserved for issuance upon exercise of outstanding stock options under our stock option plans.
      As of December 19, 2005 our current directors and new senior management as a group (seven persons) beneficially owned an aggregate of 1.3 million Shares, representing approximately 11.4% of issued and outstanding Shares. Our directors and executive officers are entitled to participate in the tender offer on the same terms and subject to the same conditions as all other stockholders. However our current directors and our new senior management have agreed not to tender any of their Shares in the tender offer.
      The following table sets forth, as to each of our directors and executive officers and holders of 5% or more of our common stock, (i) the number of Shares and percentage of common stock beneficially owned as of December 19, 2005, and (ii) the number of Shares expected to be tendered by such person in the tender offer. Unless otherwise noted, the business address of the listed beneficial owner is c/o Matrix Bancorp, Inc., 700 17th Street, Suite 2100, Denver, Colorado 80202, and the telephone number is (303) 595-9898.

	Numbers of		Number of
	Shares of		Shares
	Common Stock		Expected to be
	Beneficially	Percent of	Tendered in the
Beneficial Owner	Owned(1)	Class	Tender Offer

5% and Greater Stockholders:
Bank of America Corporation(3)	693,588	5.9%	593,588
Columbia Management Advisors, Inc.
Fleet National Bank 100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, North Carolina 28255
Financial Stocks, Inc.	502,688	4.3	—	(2)
Financial Stocks, L.P. John M. Stein Steven N. Stein 507 Carew Tower 441 Vine Street Cincinnati, Ohio 45202-2809

	Numbers of		Number of
	Shares of		Shares
	Common Stock		Expected to be
	Beneficially	Percent of	Tendered in the
Beneficial Owner	Owned(1)	Class	Tender Offer

Current Directors and New Senior Management:
Guy A. Gibson(4)	1,297,531	11.1	—
William D. Snider(4)	10,976	0.1	—
James H. Bullock(4)	—	—	—
Lester Ravitz(4)	—	—	—
Robert T. Slezak(4)	1,800	—	—
Scot T. Wetzel	11,843	0.1	—
Michael J. McCloskey	14,157	0.1	—
All directors and executive officers as a group (includes seven persons)(4)	1,336,307	11.4	—
Former Senior Management:
Richard V. Schmitz(3)	1,151,375	9.8	1,101,375
D. Mark Spencer(3)	1,147,876	9.8	1,147,876
David W. Kloos(3)	149,443	1.3	149,443
T. Allen McConnell(3)	11,210	0.1	11,210

(1)	Unless otherwise indicated, each person has sole voting and investment power with respect to the Shares beneficially owned.

(2)	This entity has not indicated to us whether or not they intend to participate in the tender offer.

(3)	We have entered into separate Tendering Stockholders Agreements with Messrs. Schmitz, Spencer, Kloos and McConnell, who as of December 19, 2005 collectively owned approximately 2.46 million shares, or 21.0% of the total number of outstanding Shares, pursuant to which, among other things, such individuals agreed to tender an aggregate of 2.41 million Shares, or 20.5% of the total number of outstanding Shares, in the tender offer. Additionally, we have entered into Tendering Stockholders Agreements with certain institutional investors, who as of December 19, 2005 collectively had investment discretion over 693,588 Shares, or 5.9% of the total number of outstanding Shares, to tender 593,588 Shares, or 5.1% of the total number of outstanding Shares, in the tender offer.
      Transactions and Arrangements Regarding Securities of Matrix. Based on our records and on information provided to us by our directors, executive officers, affiliates, and subsidiaries, neither we nor any of our affiliates or subsidiaries, nor, to the best of our knowledge, any of our or our subsidiaries’ directors or executive officers, nor any associated persons or subsidiaries of any of the foregoing, has effected any transactions involving the Shares during the sixty (60) days prior to December 20, 2005 except as set forth below.

	Person Who Effected	Number of		Price per
Date	Transaction	Shares		Share		Nature of Transaction

December 9, 2005	Matrix Bancorp	5,120,000		$19.00		Private Placement of Shares
December 9, 2005	Matrix Bancorp	485,400	(1)	19.00	(1)	Repurchase of Stock Options
November 7, 2005	Michael J. McCloskey	1,000		16.95		Purchase of Shares

(1)	Reflects the repurchase of options to purchase 485,400 Shares at a price equal to (i) $19.00 less (ii) the applicable exercise price of such options
      Except for outstanding options to purchase our common stock and except as otherwise described in this Offer to Purchase, neither we, nor, to the best of our knowledge, any of our affiliates, directors, executive officers or holders of 5% or greater of our Shares is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the tender offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

11.	Legal Matters; Regulatory Approvals.
      We are not aware of any license or regulatory permit material to our business that might be adversely affected by our acquisition of Shares as contemplated by the tender offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of Shares by us as contemplated by the tender offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for Shares tendered under the tender offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition.

12.	Certain United States Federal Income Tax Consequences.
      The following summary describes material United States federal income tax consequences relating to the tender offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary addresses only Shares that are held as capital assets within the meaning of Section 1221 of the Code and does not address all of the tax consequences that may be relevant to stockholders in light of their particular circumstances or to certain types of stockholders subject to special treatment under the Code, including, without limitation, foreign stockholders, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, certain expatriates, persons who hold Shares as a position in a “straddle” or as a part of a “hedging,” “conversion” or “constructive sale” transaction for United States federal income tax purposes, persons whose functional currency is not the United States dollar, persons who own, directly or by attribution, 10% or more of our Shares or persons who received their Shares through the exercise of employee stock options or otherwise as compensation. In particular, except as otherwise specifically noted, this discussion applies only to “U.S. holders” (as defined below). This summary also does not address the state, local or foreign tax consequences of participating in the tender offer. For purposes of this discussion, a “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all of its substantial decisions.
      If a partnership holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.
      Holders of Shares who are not U.S. holders should consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of the tender offer and should also see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of any tax withheld.

      Stockholders are urged to consult their tax advisor to determine the particular tax consequences to them of participating or not participating in the tender offer.
      Characterization of the Purchase. The purchase of Shares by us under the tender offer will be a taxable transaction for U.S. federal income tax purposes. As a consequence of the purchase, a U.S. holder will, depending on the U.S. holder’s particular circumstances, be treated either as having sold the U.S. holder’s Shares or as having received a distribution in respect of stock from us.
      Under Section 302 of the Code, a U.S. holder whose Shares are purchased by us under the tender offer will be treated as having sold its Shares, and thus will recognize capital gain or loss, if the purchase:

•	results in a “complete termination” of the U.S. holder’s equity interest in us;

•	results in a “substantially disproportionate” redemption with respect to the U.S. holder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. holder.
      Each of these tests, referred to as the “Section 302 tests,” is explained in more detail below.
      If a U.S. holder satisfies any of the Section 302 tests explained below, the U.S. holder will be treated as if it sold its Shares to us and will recognize capital gain or loss equal to the difference between the amount of cash received under the tender offer and the U.S. holder’s adjusted tax basis in the Shares surrendered in exchange therefor. This gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the Shares that were sold exceeds one year as of the date of purchase by us under the tender offer. Specified limitations apply to the deductibility of capital losses by U.S. holders. Gain or loss must be determined separately for each block of Shares (Shares acquired at the same cost in a single transaction) that is purchased by us from a U.S. holder under the tender offer. A U.S. holder may be able to designate, generally through its broker, which blocks of Shares it wishes to tender under the tender offer if less than all of its Shares are tendered under the tender offer, and the order in which different blocks will be purchased by us in the event of proration under the tender offer. U.S. holders should consult their tax advisors concerning the mechanics and desirability of that designation. Under the “wash sale” rules under Section 1091 of the Code, losses recognized on Shares sold pursuant to the tender offer will be disallowed to the extent the U.S. holder acquires our Shares within thirty days before or after the date the Shares are purchased pursuant to the tender offer and in that event, the basis and holding period will be adjusted to reflect the disallowed loss.
      If a U.S. holder does not satisfy any of the Section 302 tests explained below, the purchase of a U.S. holder’s Shares by us under the tender offer will not be treated as a sale or exchange under Section 302 of the Code with respect to the U.S. holder. Instead, the amount received by the U.S. holder with respect to the purchase of its Shares by us under the tender offer will be treated as a dividend distribution to the U.S. holder with respect to its Shares under Section 301 of the Code, taxable at ordinary income tax rates, to the extent it is paid from our current or accumulated earnings and profits (within the meaning of the Code). To the extent the amount exceeds the U.S. holder’s share of our current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent, generally, of the U.S. holder’s adjusted tax basis in its Shares and any remainder will be treated as capital gain (which may be long-term capital gain as described above). To the extent that a purchase of a U.S. holder’s Shares by us under the tender offer is treated as the receipt by the U.S. holder of a dividend, the U.S. holder’s adjusted tax basis in the purchased Shares will be added to any Shares retained by the U.S. holder.
      The determination of whether a corporation has current or accumulated earnings and profits is complex and the legal standards to be applied are subject to uncertainties and ambiguities. Additionally, whether a corporation has current earnings and profits can be determined only at the end of the taxable year. Accordingly, it is unclear whether all or any portion of the amount received by a U.S. holder with respect to the purchase of its Shares by us under the tender offer that is not treated as a sale or exchange under Section 302 of the Code will constitute a dividend.

      Constructive Ownership of Stock and Other Issues. In applying each of the Section 302 tests explained below, U.S. holders must take into account not only Shares that they actually own but also Shares they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a U.S. holder is treated as owning any Shares that are owned (actually and in some cases constructively) by certain related individuals and entities as well as Shares that the U.S. holder has the right to acquire by exercise of an option or by conversion or exchange of a security. Due to the factual nature of the Section 302 tests explained below, U.S. holders should consult their tax advisors to determine whether the purchase of their Shares under the tender offer qualifies for sale treatment in their particular circumstances.
      If a U.S. holder sells Shares to persons other than us at or about the time the U.S. holder also sells Shares to us pursuant to the tender offer, and the sales effected by the U.S. holder are part of an overall plan to reduce or terminate the U.S. holder’s proportionate interest in us, then the sales to persons other than us may be integrated with the U.S. holder’s sale of Shares pursuant to the tender offer and, if integrated, should be taken into account in determining whether the U.S. holder satisfies any of the Section 302 tests explained below. U.S. holders should consult their tax advisors regarding the treatment of other sales of Shares that may be integrated with the purchase of their Shares by us pursuant to the tender offer.
      We cannot predict whether or the extent to which the tender offer will be oversubscribed. If the tender offer is oversubscribed, proration of tenders under the tender offer will cause us to accept fewer Shares than are tendered. Therefore, no assurance can be given that a U.S. holder will be able to determine in advance whether its disposition of Shares pursuant to the tender offer will be treated as a sale or exchange or as a distribution in respect of stock from us.
      Section 302 Tests. One of the following tests must be satisfied in order for the purchase of Shares by us under the tender offer to be treated as a sale or exchange for U.S. federal income tax purposes:

•	Complete Termination Test. The purchase of a U.S. holder’s Shares by us under the tender offer will result in a “complete termination” of the U.S. holder’s equity interest in us if all of the Shares that are actually owned by the U.S. holder are sold under the tender offer and all of the Shares that are constructively owned by the U.S. holder, if any, are sold under the tender offer or, with respect to Shares owned by certain related individuals, the U.S. holder effectively waives, in accordance with Section 302(c) of the Code, attribution of Shares which otherwise would be considered as constructively owned by the U.S. holder. U.S. holders wishing to satisfy the “complete termination” test through waiver of the constructive ownership rules should consult their tax advisors.

•	Substantially Disproportionate Test. The purchase of a U.S. holder’s Shares by us under the tender offer will result in a “substantially disproportionate” redemption with respect to the U.S. holder if, among other things, the percentage of the then outstanding Shares actually and constructively owned by the U.S. holder immediately after the purchase is less than 80% of the percentage of the Shares actually and constructively owned by the U.S. holder immediately before the purchase (treating as outstanding all Shares purchased under the tender offer).

•	Not Essentially Equivalent to a Dividend Test. The purchase of a U.S. holder’s Shares by us under the tender offer will be treated as “not essentially equivalent to a dividend” if the reduction in the U.S. holder’s proportionate interest in us as a result of the purchase constitutes a “meaningful reduction” given the U.S. holder’s particular circumstances. Whether the receipt of cash by a stockholder who sells Shares under the tender offer will be “not essentially equivalent to a dividend” is independent of whether or not we have current or accumulated earnings and profits and will depend upon the stockholder’s particular facts and circumstances. The IRS has indicated in a published revenue ruling that even a small reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (for example, an interest of less than 1%) and who exercises no control over corporate affairs should constitute a “meaningful reduction.” U.S. holders should consult their tax advisors as to the application of this test in their particular circumstances.

      Corporate Stockholder Dividend Treatment. If a corporate U.S. holder does not satisfy any of the Section 302 tests described above and we have current or accumulated earnings and profits, a corporate U.S. holder may, to the extent that any amounts received by it under the tender offer are treated as a dividend, be eligible for the dividends-received deduction under Section 243 of the Code. The dividends-received deduction is subject to certain limitations and may not be available if a corporate U.S. holder does not satisfy certain holding period requirements with respect to its shares or if its shares are treated as “debt-financed portfolio stock” within the meaning of Section 246A of the Code. In addition, any amount received by a corporate U.S. holder pursuant to the tender offer that is treated as a dividend may constitute an “extraordinary dividend” under Section 1059 of the Code. If any such amount were treated as an “extraordinary dividend,” a corporate U.S. holder would be required under Section 1059(a) of the Code to reduce its adjusted tax basis, but not below zero, in its Shares by the non-taxed portion of the extraordinary dividend (i.e., the portion of the dividend for which a deduction is allowed) and, if such portion exceeds the corporate U.S. holder’s adjusted tax basis in its Shares, to treat the excess as gain from the sale of such Shares in the year in which the dividend is received. These basis reduction and gain recognition rules would be applied by taking account only of the corporate U.S. holder’s adjusted tax basis in the Shares that were sold, without regard to other Shares that the corporate U.S. holder may continue to own. Corporate U.S. holders should consult their own tax advisors as to the application of Sections 243, 246, 246A and 1059 of the Code to the tender offer, and to the tax consequences of dividend treatment in their particular circumstances.
      Foreign Stockholders. Generally, the depositary will withhold United States federal income tax at a rate of 30% from the gross proceeds paid under the tender offer to a foreign stockholder (as defined in Section 3) or his agent, unless the depositary determines that an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or that an exemption from withholding otherwise applies. See Section 3 for a discussion of the applicable United States withholding rules and the potential for a foreign stockholder being subject to reduced withholding and for obtaining a refund of all or a portion of any tax withheld.
      Stockholders Who Do Not Receive Cash Under the Tender Offer. Stockholders whose Shares are not purchased by us pursuant to the tender offer will not incur any tax liability as a result of the completion of the tender offer.
      Backup Withholding. See Section 3 with respect to the application of United States federal backup withholding tax.
      Stockholders are urged to consult their tax advisor to determine the particular tax consequences to them of the tender offer, including the applicability and effect of state, local and foreign tax laws.
      The discussion set forth above is included for general information only. Stockholders are urged to consult their tax advisor to determine the particular tax consequences to them of the tender offer, including the applicability and effect of state, local and foreign tax laws.

13.	Extension of the Tender Offer; Termination; Amendment.
      We expressly reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, subject to applicable law, to postpone payment for Shares, or terminate the tender offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of the condition specified in Section 6 by giving oral or written notice of the termination or postponement to the depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for Shares that we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, to amend the tender offer in any respect, including, without limitation, by decreasing or increasing the price to be paid for tendered shares or by decreasing or increasing the number of shares being sought in the tender offer. Amendments to the tender offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern Time, on the first business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the tender offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law (including Rule 13e-4(e)(3) under the Exchange Act), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release through Business Wire or comparable service.
      If we materially change the terms of the tender offer or the information concerning the tender offer, we will extend the tender offer to the extent required by Rules 13e-4(d)(2) and 13e-4(f)(1) under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. Although we do currently intend to do so, if (1) we increase or decrease the price to be paid for tendered Shares or increase or decrease the number of Shares being sought in the tender offer and, in the case of an increase in the number of Shares being sought, the increase exceeds 2% of the outstanding Shares and (2) the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 13, then, in each case, the tender offer will be extended until the expiration of a period of ten business days.
      We will issue a press release by 9:00 a.m., Eastern Time, on the first business day after the Expiration Date announcing the expiration of the tender offer and the preliminary results of the tender offer, including the approximate number of Shares tendered. Because of the difficulty in determining the number of Shares properly tendered, including Shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn, we do not expect that we will be able to announce the final results of the tender offer, including the number of Shares tendered and the proration factor, if any, or commence payment for any Shares purchased under the tender offer until five to seven business days after the Expiration Date.

14.	Fees and Expenses.
      We have retained Georgeson Shareholder to act as information agent and Computershare Trust Company, Inc. to act as depositary in connection with the tender offer. The information agent may contact holders of Shares by mail, telephone, or in person and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the tender offer to beneficial owners. The information agent and the depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for specified reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the tender offer, including certain liabilities under the federal securities laws.
      No fees or commissions will be payable by us to brokers, dealers, commercial banks or trust companies for soliciting tenders of Shares under the tender offer. Stockholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through such brokers or banks and not directly to the depositary. We, however, upon request will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the tender offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent, or the agent of the information agent or the depositary for purposes of the tender offer. We will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in this document and Instruction 6 in the Letter of Transmittal.

15.	Miscellaneous.
      We are not aware of any jurisdiction where the making of the tender offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the tender offer or the acceptance of Shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of us by one or more registered brokers or dealers licensed under the laws of that jurisdiction.
      Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the tender offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning us.
      We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Shares in the tender offer. You should rely only on the information contained in this Offer to Purchase and the related Letter of Transmittal and any document to which we have referred you. We have not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely on that recommendation, representation or information as having been authorized by us.

MATRIX BANCORP, INC.
December 20, 2005

      The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder or such stockholder’s broker, dealer, commercial bank, trust company or nominee to the depositary at one of its addresses set forth below.
The depositary for the tender offer is:
Computershare Trust Company, Inc.

By facsimile transmission
By mail:	For overnight or registered delivery:	(for eligible institutions only):
P.O. Box 1596 Denver, Colorado 80201-1596	350 Indiana Street, Suite 800 Golden, Colorado 80401	(303) 262-0606 For confirmation call: (303) 262-0890
      Any questions or requests for assistance may be directed to the information agent at its telephone number and address set forth below. Requests for additional copies of this Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the information agent at the telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm receipt of Shares, stockholders are directed to contact the depositary.
      The information agent for the tender offer is:

Georgeson Shareholder
17 State Street
10th Floor
New York, New York 10004

Banks and Brokerage Firms Call: (212) 440-9800
All Others Call Toll Free: (888) 666-2565